JEFFREY T. GROSS LTD.

CERTIFIED PUBLIC ACCOUNTANTS

6215 W. TOUHY AVENUE

CHICAGO, ILLINOIS 60646-1105

(773)792-1575

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders

United Express, Inc.

Las Vegas, Nevada

We consent to the use, in the statement on Form S-1-A3 of United Express, Inc., of our report dated November 19, 2018 on our audit of the financial statements of United Express, Inc., as of June 30, 2017, June 30, 2018 and the related statement of operations, changes in stockholder’s equity and cash flows for the period from June 23, 2017 (Inception) through June 30, 2017 and from July 1, 2017 through June 30, 2018 the reference to us under the caption “Experts”.

Jeffrey T. Gross Ltd.

Jeffrey T. Gross Ltd.

Certified Public Accountants

Chicago, Illinois

November 19, 2018